UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2019

001-35878

(Commission File Number)

Intelsat S.A.

(Translation of registrant’s name into English)

4 rue Albert Borschette

Luxembourg

Grand-Duchy of Luxembourg

L-1246

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Intelsat Jackson Holdings S.A. Senior Notes Issuance

On June 11, 2019, Intelsat Jackson Holdings S.A. (“Intelsat Jackson”), an indirect wholly-owned subsidiary of Intelsat S.A. (“Intelsat”), issued an additional $400,000,000 aggregate principal amount of 9.750% Senior Notes due 2025 (the “Notes”), at par, pursuant to an existing indenture dated July 5, 2017, between Intelsat Jackson, as issuer, the guarantors party thereto, and U.S. Bank National Association, as trustee (the “Indenture”).

Interest and Maturity. The Notes bear interest at a rate of 9.750% per annum. The Notes mature on July 15, 2025 unless earlier repurchased or redeemed.

Use of Proceeds. The net proceeds from the sale of the Notes are expected to be used by Intelsat Jackson for working capital and general corporate purposes, which may include, among other things, the funding of capital expenditures, future strategic transactions and repayment of our existing indebtedness.

Guarantees. The Notes are guaranteed by certain of Intelsat Jackson’s subsidiaries that guarantee its obligations under its senior secured credit facilities. In addition, the Notes are guaranteed by Intelsat, Intelsat Investment Holdings S.à r.l., Intelsat Holdings S.A., Intelsat Investments S.A., Intelsat (Luxembourg) S.A. and Intelsat Connect Finance S.A., which are direct or indirect parent companies of Intelsat Jackson (collectively, the “Parent Guarantors”). The guarantee of any Parent Guarantor may be unilaterally released in such Parent Guarantor’s discretion at any time without the consent of the holders of the Notes.

Security. The Notes are unsecured.

The foregoing summary is qualified in its entirety by reference to the Indenture, a copy of which is attached as Exhibit 99.1 to Intelsat’s Report on Form 6-K furnished to the U.S. Securities and Exchange Commission on July 5, 2017.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

INTELSAT S.A.

By:	/s/ Michelle Bryan
Name: Michelle Bryan
Title: Executive Vice President, General Counsel, Chief Administrative Officer and Secretary

Date: June 11, 2019